EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE (UNAUDITED)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2002	2001	2002	2001
Net income	$8,588	$5,561	$21,158	$14,679

Average number of shares outstanding during the period	25,141	22,602	23,850	22,598

Dilutive effect of stock options after application of treasury stock method	892	412	813	352

Average number of shares outstanding during the period	26,033	23,014	24,663	22,950

Basic earnings per share	$0.34	$0.25	$0.89	$0.65

Diluted earnings per share	$0.33	$0.25	$0.86	$0.64